Mail Stop 3561

January 4, 2008

Mr. Jerry P. Rebel
Chief Financial Officer
9330 Balboa Avenue
San Diego, CA 92123

>   **Re: Jack in the Box Inc.**
>   **Form 10-K for the year ended September 30, 2007**
>   **Filed November 20, 2007**
>   **File No. 001-09390**

Dear Mr. Rebel:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2007

Management's Discussion and Analysis

– Results of Operations, page 22

1. Please expand your discussion of restaurant operating expenses and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as insurance, compensation expense, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that in 2007, increased leverage from higher revenues, lower pension costs and insurance recoveries contributed to the percent of revenue decline compared with 2006, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

2. We note your disclosure that selling, general and administrative expenses were affected by insurance recoveries in fiscal 2007. Please explain to us the nature and amount of these insurance recoveries and your accounting treatment of the amounts received.

– Liquidity and Capital Resources, page 25

3. We note from the balance sheet that you have a working capital deficit of approximately $98.7 million as of September 30, 2007. Please revise this section of MD&A in future filings to discuss the reasons you do not believe the deficit impairs the overall financial position of the Company and to indicate why a working capital deficit may be common in the restaurant industry and is not unique to you. Refer to Item 303 of Regulation S-K.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4. We note from the disclosure in the fourth paragraph of the independent auditors' report that you changed the method of quantifying errors in fiscal year 2007. Please explain to us and disclose in the notes to the financial statements in future filings the nature of the change in quantifying errors. As part of your response and revised disclosure please tell us how you quantified errors prior to 2007 and how you currently quantify errors.

Balance Sheet, page F-3

5. We note your presentation of cash and cash equivalents as of October 1, 2006 includes $47.6 million in restricted cash. In future filings when you have restricted cash, please separately present the amount on the face of the balance sheet. Also, the restricted cash should not be included in the total cash and cash equivalents amount on the statement of cash flows but the inflows and outflows should be presented as, operating, investing, or financing activity, depending on the purpose for which the restricted cash balance is maintained. See Rule 5-02.1 of Regulation SX and paragraphs 15 through 21 of SFAS No. 95.

Statement of Earnings, page F-4

6. We note your presentation of interest expense on a net basis. Please revise future filings to present interest income separately on the face of the income statement, to the extent that the amount is material. See Rule 5-03.7 of Regulation SX.

7. We note from the Company's consolidated statements of earnings that the Company has recognized significant gains from the sale of Company owned restaurants during all periods presented. Please tell us and revise the notes to the Company's financial statements to disclose the significant terms of these arrangements. As part of your response, you should also explain in further detail why you believe the Company has no continuing involvement with these arrangements which would preclude gain recognition. We may have further comment upon receipt of your response.

Consolidated Statements of Cash Flows, page F-5

8. In future filings, please revise your consolidated statements of cash flows to include a reconciliation of the beginning and ending balances of cash and cash equivalents for each period presented. Refer to the requirements outlined in paragraph 26 of SFAS No.95.

Notes to the Financial Statements

– General

9. We note from your disclosure on page 5 that your Qdoba card offers a rewards program, which allows frequent customers to accumulate points that can be redeemed toward free entrees, retail merchandise, and other rewards. Please tell us, and revise your notes to the financial statements in future filings to explain how you account for this reward program. Your response and revised disclosure should indicate when the related liability is recorded and how you recognize the expense related to the rewards offered (i.e., reduction of revenue or operating expenses). Also, please tell us if there is an option to redeem points for cash. See EITF 01-09.

10. We note from the statement of cash flows that you had significant losses on the disposition of property and equipment in the last few years. Please revise future filings to disclose the facts and circumstances leading to the disposal and to indicate the caption on the statements of earnings that includes the losses on disposition of property and equipment. See paragraph 47 of SFAS No. 144.

11. We note from the discussion in the last paragraph on page 27 and from your consolidated statements of cash flows that the Company has been involved in a number of sale-leaseback transactions during the periods presented in the financial statements. In future filings, please ensure that the notes to your financial statements include the disclosures required by paragraphs 17 and 18 of SFAS No. 98, as applicable.

Other

12. Given the increasing significance of your franchise operations, please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraphs 22 and 23 of SFAS No. 45.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief